UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                     Commission File Number: 000-23795


                                 EXDS, Inc.
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           (Exact name of registrant as specified in its charter)


                       2831 Mission College Boulevard
                       Santa Clara, California 95054
                               (408) 346-2200
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                (Address, including zip code, and telephone
                number, including area code, of registrant's
                        principal executive offices)


                Common Stock, par value $0.001 per share (1)
                    Preferred Share Purchase Rights (1)
                     11 1/4% Senior Notes due 2008 (1)
                  (Euro) 11 3/8% Senior Notes due 2008 (1)
                     10 3/4% Senior Notes due 2009 (1)
                  (Euro) 10 3/4% Senior Notes due 2009 (1)
                     11 5/8% Senior Notes due 2010 (1)
               5% Convertible Subordinated Notes due 2006 (1)
             4 3/4% Convertible Subordinated Notes due 2008 (1)
             5 1/4% Convertible Subordinate Notes due 2008 (1)
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          (Title of each class of securities covered by this Form)


                                    None
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               (Titles of all other classes of securities for
                 which a duty to file reports under section
                          13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [X]          Rule 12h-3(b)(1)(i)       [X]
           Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(1)(ii)      [ ]
           Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(i)       [ ]
           Rule 12g-4(a)(2)(ii)    [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                                Rule 15d-6                [ ]

    Approximate number of holders of record as of the certification or
notice date:       1
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         (1) On June 5, 2002, the United States District Court for the
District of Delaware confirmed the Second Amended Joint Plan of Reorganization of EXDS, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code (the "Plan of Reorganization"). Under the Plan of Reorganization, (i) all of the outstanding shares of Common Stock, par value $0.001 per share, of EXDS, Inc., together with all associated preferred share purchase rights and (ii) all of the outstanding debt securities of EXDS, Inc., were cancelled and ceased to be outstanding as of June 19, 2002, the effective date of the Plan of Reorganization. The sole share of Common Stock issued (or to be issued) pursuant to the Plan of Reorganization will be held by the Plan Administrator.

         Pursuant to the requirements of the Securities Exchange Act of 1934, EXDS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 19, 2002                        EXDS, INC.


                                           By: /s/ Joseph Stockwell
                                              -------------------------------
                                              Joseph Stockwell
                                              Chief Executive Officer


INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.